[Willkie Farr & Gallagher letterhead]



VIA EDGAR
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February 10, 2009

Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

Re:  Flaherty & Crumrine Preferred Income Fund Incorporated
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     Investment Company Act File Number 811-06179
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     Flaherty & Crumrine Preferred Income Opportunity Fund Incorporated
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     Investment Company Act File Number 811-06495
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     Flaherty & Crumrine/Claymore Preferred Securities Income Fund Incorporated
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     Investment Company Act File Number 811-21129
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     Flaherty & Crumrine/Claymore Total Return Fund Incorporated
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     Investment Company Act File Number 811-21380
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Ladies and Gentlemen:

     On behalf of the above referenced investment companies, each a Maryland corporation (together, the "Funds"), I hereby transmit for filing pursuant to the Securities Exchange Act of 1934, as amended (the "1934 Act"), and the Investment Company Act of 1940, as amended, the preliminary joint proxy statement, notice of annual meetings of shareholders and forms of proxy card relating to the annual meetings of the shareholders of the Funds.

     In addition to the solicitation of each Fund's shareholders to elect the directors of the Fund, the shareholders of Flaherty & Crumrine Preferred Income Opportunity Fund Incorporated ("PFO") are also being solicited to approve a change to PFO's fundamental investment policy regarding concentration of investments. Currently, PFO has a policy to invest, under normal market conditions,at least 25% of its total assets in securities issued by companies in the utilities industry. The proposal, if approved, would require PFO, under normal market conditions, also to invest at least 25% of its total assets in securities issued by companies in the banking industry.

     Please be advised, in accordance with the requirements of Rule 14a-6(d) under the 1934 Act, that the Funds propose to prepare definitive materials and mail those materials to shareholders of the Funds on the earliest date practicable. We would therefore appreciate receiving any comments of the Commission's staff on the enclosed preliminary proxy materials as soon as possible so as to facilitate these arrangements.


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Securities and Exchange Commission
February 10, 2009
Page 2



     Should members of the staff have any questions or comments regarding the enclosed materials, they should call the undersigned at (212) 728-8178.

         Very truly yours,

         /s/ Mary C. Carty

         Mary C. Carty

Enclosures

cc:  Donald Crumrine
     Rose F. DiMartino
     Chad Conwell